SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
_____________

THE GREATER CHINA FUND, INC.
(Name of Subject Company (Issuer))
_____________

THE GREATER CHINA FUND, INC.
(Name of Filing Person (Offeror))
_____________

Common Stock, par value $0.001 per share
(Title of Class of Securities)

39167B102
(CUSIP Number of Class of Securities)
_____________

Deborah A. Docs
c/o Prudential Investments LLC
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102
(973) 367-7521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$72,655,989	$8,435.36

_____________

(1)	Calculated as the maximum aggregate purchase price to be paid for 6,067,002 shares in the offer, based upon a price of 98% of the Fund’s net asset value per share of $12.22 on September 14, 2011.

(2)	Calculated as $ 116.10 per $1,000,000 of Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,435.36	Filing Party: The Greater China Fund, Inc.
Form or Registration No.: SC TO-I.	Date Filed: September 16, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 16, 2011 (the “Schedule TO”) by The Greater China Fund, Inc., a Maryland corporation (the “Fund”), to repurchase for cash up to 6,067,002 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated September 16, 2011, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Repurchase”), which were filed as exhibits to the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Repurchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All references herein to page numbers and sections in the Offer to Repurchase refer to page numbers and sections in that document as it was filed with the SEC via EDGAR as exhibit (a)(1) to the Schedule TO.

Amendments to the Offer to Repurchase

The Offer to Repurchase and Items 1, 4, 7 and 12 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) On page 1 of the Offer to Repurchase, the last sentence of the first paragraph under the caption “Why is the Fund making this repurchase offer” is hereby replaced in its entirety as follows:  The Fund stated that the Fund’s Board of Directors believes the programs represent a responsible allocation of the Fund’s assets by providing additional value to shareholders who wish to tender their shares when discounts have been at higher levels for a prolonged period of time as well as enhancing NAV per Fund Share for all remaining shareholders through the Fund’s purchase of shares at market discounts that have an accretive effect on NAV per Fund Share.

(2) On page 5 of the Offer to Purchase, the last sentence of the first paragraph of Section 2 is hereby replaced in its entirety as follows:  As previously stated, the Amended Tender Program, together with the Share Repurchase Plan, which is currently suspended, are believed to represent a responsible allocation of the Fund’s assets by providing additional value to shareholders who wish to tender their shares when discounts have been at higher levels for a prolonged period as well as enhancing NAV per Fund Share for all remaining shareholders through the Fund’s purchase of shares at market discounts that have an accretive effect on NAV per Fund Share.

(3) On page 5 of the Offer to Repurchase, clause (b)(v) of Section 3 is hereby replaced in its entirety as follows: (v) the commencement after September 16, 2011 of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country in which the Fund invests or which is material to the Fund or a material escalation of any such existing war, armed hostilities or other international or national calamity that is material to the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GREATER CHINA FUND, INC.

By:        /s/ Deborah A. Docs
Name:   Deborah A. Docs
Title:     Secretary

Dated:  September 27, 2011

Exhibit List

(a)(1)	Offer to Repurchase, dated September 16, 2011*.
(a)(2)	Form of Letter of Transmittal*.
(a)(3)	Form of Notice of Guaranteed Delivery*.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(6)	Text of Letter to Stockholders of the Fund dated September 16, 2011*.
(a)(7)	Press Release issued by the Fund dated September 16, 2011*.

*	Previously filed on September 16, 2011.